Filed pursuant to Rule 433

Preliminary Prospectus dated August 2, 2011

Registration No. 333-157013

DOMINION RESOURCES, INC.

FINAL TERM SHEET

August 2, 2011

2011 Series C 4.90% Senior Notes Due 2041

Issuer:	Dominion Resources, Inc.

Principal Amount:	$500,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable outlook)/A- (stable outlook)/BBB+ (stable outlook)

Trade Date:	August 2, 2011

Settlement Date:	August 5, 2011

Final Maturity Date:	August 1, 2041

Interest Payment Dates:	February 1 and August 1

First Interest Payment Date:	February 1, 2012

Make Whole Call:	T+20 bps prior to February 1, 2041

Par Call:	On or after February 1, 2041

Treasury Benchmark:	4.75% due February 15, 2041

Benchmark Yield:	3.899%

Spread to Benchmark:	+ 110 bps

Reoffer Yield:	4.999%

Coupon:	4.90%

Price to Public:	98.471%

Proceeds to Company Before Expenses:	97.596%

CUSIP/ISIN:	25746U BM0/US25746UBM09

Joint Book-Running Managers:	Barclays Capital Inc., BNP Paribas Securities Corp., RBC Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc.	1-888-603-5847 (toll free)

BNP Paribas Securities Corp.	1-800-854-5674 (toll free)

RBC Capital Markets, LLC	1-866-375-6829 (toll free)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.